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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 RES-CARE, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    760943100
                                 (CUSIP Number)


                                  June 28, 1999
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [   ]  Rule 13d-1(b)

        [ x ]  Rule 13d-1(c)

        [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 760943100
Page -2-


1.       Names of Reporting Person:
         Vincent D. Pettinelli, Trustee of the 1989 Declaration of Trust of Vincent D. Pettinelli

         S.S. or I.R.S. Identification No. of Above Individual (optional):  N/A

2.       Check the Appropriate Box if a Member of a Group:

               (a)     [  ]
               (b)     [  ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power:  2,305,504

6.       Shared Voting Power:  0

7.       Sole Dispositive Power:  2,305,504

8.       Shared Dispositive Power:  0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 2,305,504

10.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

               [  ]

11.      Percent of Class Represented by Amount in Row (11):  12.1%

12.      Type of Reporting Person:  OO
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CUSIP No. 760943100
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Item 1.

        (a)     Name of Issuer - Res-Care, Inc., a Kentucky corporation
        (b)     Address of Issuer's Principal Executive Offices:
                10140 Linn Station Road, Louisville, Kentucky  40223.

Item 2.

        (a)     Name of Person Filing
                Vincent D. Pettinelli, Trustee of the 1989 Declaration of Trust of Vincent D. Pettinelli

        (b)     Address
                5943 MacEwan Court, Dublin, Ohio  43017

        (c)     Citizenship
                United States of America

        (d)     Title of Class of Securities
                Common Stock

        (e)     CUSIP Number
                760943100

Item 3.         Not Applicable

Item 4.         Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned:  2,305,504

        (b)     Percent of class:  12.1%

        (c)     Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote: 2,305,504
                (ii)  Shared power to vote or to direct the vote  0
                (iii) Sole power to dispose or to direct the disposition of
                                                                       2,305,504
                (iv)  Shared power to dispose or to direct the disposition of  0
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CUSIP No. 760943100
Page -4-


Item 5.         Ownership of Five Percent or Less of a Class
                N/A

Item 6.         Ownership of More than Five Percent on Behalf of Another Person
                N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                N/A

Item 8.         Identification and Classification of Members of the Group
                N/A

Item 9.         Notice of Dissolution of Group
                N/A

Item 10.        Certification
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    July 8, 1999
                                       --------------------------------------
                                                        Date

                                       VINCENT D. PETTINELLI, TRUSTEE OF
                                       THE 1989 DECLARATION OF TRUST OF
                                       VINCENT D. PETTINELLI

                                       By: /s/ Vincent D. Pettinelli, Trustee
                                          -----------------------------------
                                                     Signature

                                        Vincent D. Pettinelli, Trustee
                                       --------------------------------------
                                                     Name/Title